

Mail Stop 3561

December 20, 2016

Michael Ansley
Chief Executive Officer
Bagger Dave's Burger Tavern, Inc.
807 W. Front St., Suite B
Traverse City, MI 49684

   **Re: Bagger Dave's Burger Tavern, Inc.
     Form 10-12G
     Filed December 5, 2016
     File No. 000-55702**

     **Preliminary Information Statement on Schedule 14C
     Filed November 29, 2016
     File No. 000-55702**

Dear Mr. Ansley:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ A.N. Parker

         Anne Nguyen Parker
         Assistant Director
         Office of Transportation and Leisure

cc: Richard W. Jones, Esq.
   Jones & Haley, P.C.